Exhibit 99.(d)(4)

HIGHLY CONFIDENTIAL

April 29, 2023

Luca Santarelli, M.D.

Chief Executive Officer

VectivBio Holding AG

Aeschenvorstadt 36

4501 Basel, Switzerland

Re: Exclusivity Agreement

Dear Mr. Santarelli,

This letter confirms our agreement with respect to the matters set forth below in connection with a potential negotiated transaction (the “Transaction”) between VectivBio Holding AG (the “Company”) and Ironwood Pharmaceuticals, Inc. (“Buyer”).

In order to induce Buyer to continue to engage in the substantial efforts necessary in connection with its review and negotiation of the proposed Transaction, during the Exclusivity Period the Company shall negotiate exclusively with Buyer with respect to a Transaction and the Company shall not, and shall cause its and its affiliates’ shareholders, directors, officers, employees, financial and legal advisors and other representatives (collectively, “Representatives”) not to, directly or indirectly, (a) initiate, solicit, or respond to any offer or proposal from, or engage in any discussions, negotiations or other communications with any person or group other than Buyer (and its Representatives acting on its behalf) concerning or relating to (i) the acquisition, in a single transaction or a series of related transactions, of any of the outstanding equity securities of the Company or its subsidiaries; (ii) the acquisition, in a single transaction or a series of related transactions, of any material portion of the assets or properties of the Company or its subsidiaries; (iii) the merger, consolidation or combination of the Company or any of its subsidiaries; or (iv) the recapitalization, restructuring, reorganization or other extraordinary transaction with respect to the Company or any of its subsidiaries (each of the foregoing in clauses (i) through (iv), an “Alternative Transaction”), (b) provide any person or group other than Buyer (and its Representatives acting on its behalf) with any information relating to the Company or any of its subsidiaries or their respective assets in furtherance of any Alternative Transaction, (c) enter into any agreement, arrangement or understanding with any person or group other than Buyer relating to, or consummate, any Alternative Transaction, or (d) otherwise cooperate in any way, assist or participate in, or take any action knowingly to facilitate or encourage any effort or attempt by any person or group (other than Buyer) to make an offer or proposal with respect to, or otherwise seek to effect, an Alternative Transaction; provided, however, that (A) the grant of stock options or restricted stock units by the Company to its employees and contractors in the ordinary course of business shall not be deemed to be an “Alternative Transaction” if such grant is made pursuant to the Company’s existing stock option plans and is consistent with the Company’s past practices, and (B) the issuance of stock by the Company to its employees and contractors upon the exercise of outstanding stock options shall not be deemed to be an “Alternative Transaction”.

The Company shall, and it shall cause each of its Representatives to, immediately terminate any and all discussions or negotiations with any person or group (other than Buyer and its Representatives acting on its behalf) with respect to, or that could reasonably be expected to lead to, an Alternative Transaction. As used herein, “Exclusivity Period” means the period beginning on the date first written above and ending at 11:59 p.m. Eastern Time on May 21, 2023.

It is expressly understood that neither Buyer nor the Company is obligated to proceed with the Transaction and that no binding agreement with respect to the Transaction (except as expressly set forth herein, with respect to which this letter agreement will be a valid and binding agreement) will exist unless and until such time as a definitive agreement has been executed by the parties.

The existence of this letter agreement, its contents and any discussions regarding the Transaction constitute “Confidential Information” covered by the Non-Disclosure Agreement dated as of March 29, 2023 between the Company and Buyer.

This letter agreement may be signed in counterparts, all of which taken together shall constitute one instrument, and the parties hereto may execute this letter agreement by signing any such counterpart. This letter agreement shall become effective upon execution by all parties hereto. An electronic copy of an executed signature page hereof will be deemed an original. This letter agreement will be governed by the laws of the State of Delaware without giving effect to the principles of conflicts of laws thereof. The parties hereto acknowledge and agree that irreparable damage would occur in the event that any provision of this letter agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof (without the need to post any bond), in addition to any other remedy at law or in equity. This letter agreement (i) may not be assigned by either party hereto without the express written consent of the other party, and (ii) may not be amended or modified except by an instrument in writing signed by each of the parties hereto.

Please confirm your agreement with the foregoing by signing and returning to the undersigned a counterpart of this letter agreement.

Sincerely,

Ironwood Pharmaceuticals, Inc.

By:	/s/ Tom McCourt
Name:	Tom McCourt
Title:	Chief Executive Officer

Acknowledged and Agreed to as of the date first above written:

VectivBio Holding AG

By:	/s/ Luca Santarelli
Name:
Title:

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